Press Release

CAE reports fourth quarter and full-year financial results for fiscal year 2013

•      Q4 and full-year revenue up 16% over prior year

•      Q4 EPS of C$0.17 (C$0.21 before restructuring, integration and acquisition costs) vs. C$0.21 in prior year

•      Full-year EPS of C$0.54 (C$0.74 before restructuring, integration and acquisition costs) vs. C$0.70 in prior year

•      Record $4.1 billion order backlog

Montreal, Canada, May 16, 2013 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the fourth quarter and full-year ended March 31, 2013. Net income attributable to equity holders was $43.8 million ($0.17 per share) this quarter, compared to $53.2 million ($0.21 per share) last year. Net income attributable to equity holders for the year was $139.4 million ($0.54 per share), compared to $180.3 million ($0.70 per share) last year. All financial information is in Canadian dollars.

Excluding $10.1 million (after-tax) of restructuring, integration and acquisition costs this quarter, net income attributable to equity holders was $53.9 million ($0.21 per share). On the same basis, it was $190.7 million ($0.74 per share) for the year.

Revenue for the quarter was $587.9 million, 16% higher than $506.7 million in the fourth quarter last year. For the full year, revenue was $2,104.5 million, up 16% from $1,821.2 million last year.

“Our results for the quarter and the year reflected our integration of new businesses and restructuring of Civil and Military operations,” said Marc Parent, CAE’s President and Chief Executive Officer. “Backlog exceeded $4 billion for the first time in CAE’s history, with a high proportion involving recurring services. In Civil Products, we had a strong finish to the year, meeting our mid-30s full-flight simulator order outlook. With continued high levels of aircraft deliveries, we expect strong demand for civil full-flight simulators again in fiscal 2014. In Civil Training, the integration of Oxford progressed well, with cost synergies on target. In Military, we booked orders involving enduring aircraft programs, which gives us confidence in sustaining our business in a still-challenging environment. New Core Markets delivered on our financial goals and we expect our investments in new products and expanded sales capabilities to bear fruit in the period ahead.”

Summary of consolidated results

(amounts in millions, except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$2,104.5	1,821.2	587.9	522.1	514.4	480.1	506.7
Operating profit (1)		$245.7	302.1	71.6	62.4	66.9	44.8	88.7
As a % of revenue	%	11.7	16.6	12.2	12.0	13.0	9.3	17.5
Net Income		$142.4	182.0	46.4	37.5	36.8	21.7	53.7
Net income attributable to the equity holders of the Company		$139.4	180.3	43.8	37.8	36.5	21.3	53.2
Backlog (2)		$4,091.9	3,724.2	4,091.9	3,833.0	3,909.1	3,894.5	3,724.2

Civil segments

Revenue for our combined Civil segments increased 54% in the fourth quarter to $331.6 million compared to $215.4 million last year. Fourth quarter operating profit was $54.1 million (16.3% of revenue) compared to $44.3 million (20.6% of revenue) last year.

Annual revenue was $1,158.0 million, up 38% from $840.9 million last year. Annual operating profit was $195.1 million (16.8% of revenue) compared to $173.8 million (20.7% of revenue) last year.

We received 10 full-flight simulator (FFS) orders in the fourth quarter to conclude the year with 35 in total. We also obtained training services contracts expected to generate $456.7 million in future revenue, including long-term training services contracts with LAN, TAM, Turkish Airlines, Virgin Atlantic and Brussels Airlines. We also renewed a long-term contract with GE Capital Aviation Services for crew sourcing and we signed an agreement with Ryanair for training and recruitment services.

We received $607.5 million in combined civil segment orders this quarter representing a book-to-sales ratio of 1.83x. The ratio for the trailing 12 months was 1.18x.

Training & Services/Civil (TS/C)

(amounts in millions except operating margins, RSEU and FFSs deployed)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$755.6	498.4	201.8	193.8	189.1	170.9	132.3
Segment operating income		$121.5	122.2	31.8	29.1	27.3	33.3	30.3
Operating margins	%	16.1	24.5	15.8	15.0	14.4	19.5	22.9
Backlog		$1,602.2	1,183.4	1,602.2	1,345.8	1,360.9	1,400.0	1,183.4
RSEU(3)		181	139	187	186	187	164	142
FFSs deployed		227	171	227	222	218	216	171

Simulation Products/Civil (SP/C)

(amounts in millions except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$402.4	342.5	129.8	93.4	98.9	80.3	83.1
Segment operating income		$73.6	51.6	22.3	18.0	18.9	14.4	14.0
Operating margins	%	18.3	15.1	17.2	19.3	19.1	17.9	16.8
Backlog		$383.2	351.6	383.2	361.2	385.2	361.9	351.6

Military segments

Revenue for our combined Military segments decreased 15% in the fourth quarter to $227.3 million compared to $267.1 million last year. For the year, revenue was $834.4 million, down 7% from $897.3 million last year.

Combined Military operating income was $29.4 million (12.9% of revenue) for the quarter, compared to

$45.6 million (17.1% of revenue) last year. For the full year, operating income was $113.1 million (13.6% of revenue), compared to $142.1 million (15.8% of revenue) last year.

We booked orders in our Simulation Products Military segment during the quarter involving enduring aircraft types like the MH-60 Seahawk helicopter and the C-130J Hercules transport aircraft. These orders comprised simulator products and updates in support of the U.S. Navy and Air Force, the Royal Australian Navy, and the Israeli Air Force. We were also awarded contracts in our Training and Services Military segment to provide a range of maintenance and support services for customers including NATO, the U.S. Air Force, the German Armed Forces, and the Taiwan Air Force. As part of the U.S. Air Force’s KC-135 Aircrew Training Systems program, for which CAE is the prime contractor, we were awarded an additional contract to provide operations and maintenance support involving the aerial refueling aircraft’s boom operator trainers.

We received $215.9 million in combined military segment orders this quarter, representing a book-to-sales ratio of 0.95x. The ratio for the trailing 12 months was 0.92x.

Simulation Products/Military (SP/M)

(amounts in millions except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$561.6	619.2	154.9	140.5	130.8	135.4	195.6
Segment operating income		$77.9	101.2	19.2	18.3	20.9	19.5	34.6
Operating margins	%	13.9	16.3	12.4	13.0	16.0	14.4	17.7
Backlog		$685.0	786.0	685.0	728.9	723.1	755.6	786.0

Training & Services /Military (TS/M)

(amounts in millions except operating margins)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$272.8	278.1	72.4	65.7	67.3	67.4	71.5
Segment operating income		$35.2	40.9	10.2	8.7	7.4	8.9	11.0
Operating margins	%	12.9	14.7	14.1	13.2	11.0	13.2	15.4
Backlog		$1,421.5	1,403.2	1,421.5	1,397.1	1,439.9	1,377.0	1,403.2

New Core Markets

Revenue in New Core Markets was $29.0 million for the quarter, up 20% from $24.2 million last year. Operating income was $1.8 million for the quarter, compared to negative $1.2 million last year. Annual revenue was $112.1 million up 35% from $83.0 million last year and operating income was $6.4 million, compared to negative $13.8 million last year.

In CAE Healthcare, we continued to make good progress penetrating global markets with sales of our surgical, patient, and ultrasound simulators, as well as centre management systems to customers in Canada, the U.S., Australia, India and Saudi Arabia.

In CAE Mining, we sold our mine planning software to customers in China and Russia and our new stratigraphic modeling software to customers in South Africa and Chile. We also received a contract to implement a complete suite of geological data management, resource modeling and mine planning software to a gold mining company operating long life projects in Vietnam and Malaysia.

New Core Markets (NCM)

(amounts in millions)		FY2013	FY2012	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012
Revenue		$112.1	83.0	29.0	28.7	28.3	26.1	24.2
Segment operating income (loss)		$6.4	(13.8)	1.8	1.7	2.2	0.7	(1.2)
Operating margins	%	5.7	-	6.2	5.9	7.8	2.7	-

Additional financial highlights

Income taxes this quarter were $7.0 million representing an effective tax rate of 13%, compared to 26% last year. The decrease in the effective tax rate from the fourth quarter of fiscal 2012 was mainly due to the settlement of tax audits as well as the change in the mix of income from various jurisdictions. Excluding the effect of the one-time items in the quarter, the income tax expense would have been $11.5 million. The impact of these one-time items represents $0.02 on earnings per share.

Free cash flow(4) was positive $108.6 million this quarter. Our free cash flow is generally higher in the second half of the fiscal year, a trend that is expected to continue in fiscal 2014. The increase in free cash flow compared to the fourth quarter last year results mainly from favorable changes in non-cash working capital.

Capital expenditures totalled  $32.4 million this quarter, including $29.5 million for growth and $2.9 million for maintenance.

Net debt(5) was $916.8 million as at March 31, 2013, compared with $965.4 million as at December 31, 2012.

CAE will pay a dividend of $0.05 per share effective June 28, 2013 to shareholders of record at the close of business on June 14, 2013.

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated interim financial statements which are posted on our website at www.cae.com/investors.

CAE’s unaudited consolidated interim financial statements and management’s discussion and analysis for the quarter ended March 31, 2013 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q4 and full-year FY2013

CAE will host a conference call focusing on fiscal year 2013 fourth quarter and full-year financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in modeling, simulation and training for civil aviation and defence. The company employs approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries. CAE offers civil aviation, military, and helicopter training services in more than 45 locations worldwide and trains approximately 100,000 crewmembers yearly. In addition, the CAE Oxford Aviation Academy offers training to aspiring pilot cadets in 11 CAE-operated flight schools.  CAE’s business is diversified, ranging from the sale of simulation products to providing comprehensive services such as training and aviation services, integrated enterprise solutions, in-service support and crew sourcing. The company applies simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. CAE is leveraging its simulation capabilities in new markets such as healthcare and mining.  www.cae.com

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2012. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of May 16, 2013 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1)    Operating profit is non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2)    Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

(3)    Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period.

(4)    Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from disposal of property, plant and equipment.

(5)    Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Contacts

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Media:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Consolidated Statement of Financial Position

(Unaudited) As at March 31
(amounts in millions of Canadian dollars)	2013	2012
Assets
Cash and cash equivalents	$293.2	$287.3
Accounts receivable	399.5	308.4
Contracts in progress : assets	247.3	245.8
Inventories	186.6	153.1
Prepayments	56.3	47.7
Income taxes recoverable	141.9	95.5
Derivative financial assets	9.0	10.3
Total current assets	$1,333.8	$1,148.1
Property, plant and equipment	1,498.6	1,293.7
Intangible assets	799.2	533.2
Deferred tax assets	39.4	24.1
Derivative financial assets	6.4	7.2
Other assets	201.3	177.4
Total assets	$3,878.7	$3,183.7

Liabilities and equity
Accounts payable and accrued liabilities	$695.5	$597.6
Provisions	49.2	21.6
Income taxes payable	13.7	10.9
Contracts in progress : liabilities	117.9	104.6
Current portion of long-term debt	113.0	136.0
Derivative financial liabilities	13.5	12.7
Total current liabilities	$1,002.8	$883.4
Provisions	8.3	6.0
Long-term debt	1,097.0	685.6
Royalty obligations	160.6	161.6
Employee benefits obligations	136.1	114.2
Deferred gains and other non-current liabilities	194.6	186.0
Deferred tax liabilities	131.6	91.8
Derivative financial liabilities	13.2	12.9
Total liabilities	$2,744.2	$2,141.5
Equity
Share capital	$471.7	$454.5
Contributed surplus	21.9	19.2
Accumulated other comprehensive loss	(16.6)	(9.8)
Retained earnings	625.7	558.0
Equity attributable to equity holders of the Company	$1,102.7	$1,021.9
Non-controlling interests	31.8	20.3
Total equity	$1,134.5	$1,042.2
Total liabilities and equity	$3,878.7	$3,183.7

Consolidated Income Statement

(Unaudited)	Three months ended		Twelve months ended
(amounts in millions of Canadian dollars,	March 31		March 31
except per share amounts)	2013	2012	2013	2012
Revenue	$587.9	$506.7	$2,104.5	$1,821.2
Cost of sales	420.5	336.6	1,482.8	1,221.1
Gross profit	$167.4	$170.1	$621.7	$600.1
Research and development expenses	18.1	15.2	60.6	62.8
Selling, general and administrative expenses	66.9	71.8	269.9	256.4
Other gains – net	(2.9)	(5.6)	(23.4)	(21.2)
Restructuring, integration and acquisition costs	13.7	-	68.9	-
Operating profit	$71.6	$88.7	$245.7	$302.1
Finance income	(1.5)	(1.5)	(7.3)	(6.6)
Finance expense	19.7	18.1	75.5	69.2
Finance expense – net	$18.2	$16.6	$68.2	$62.6
Earnings before income taxes	$53.4	$72.1	$177.5	$239.5
Income tax expense	7.0	18.4	35.1	57.5
Net income	$46.4	$53.7	$142.4	$182.0
Attributable to:
Equity holders of the Company	$43.8	$53.2	$139.4	$180.3
Non-controlling interests	2.6	0.5	3.0	1.7
	$46.4	$53.7	$142.4	$182.0
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.17	$0.21	$0.54	$0.70

Consolidated Statement of Comprehensive Income

	Three months ended		Twelve months ended
(Unaudited)	March 31		March 31
(amounts in millions of Canadian dollars)	2013	2012	2013	2012
Net income	$46.4	$53.7	$142.4	$182.0
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$12.8	$(5.1)	$10.6	$13.5
Net (losses) gains on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(8.6)	3.4	(8.8)	(3.9)
Income taxes	1.2	(0.6)	0.7	0.8
	$5.4	$(2.3)	$2.5	$10.4
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(5.0)	$6.1	$(2.5)	$(8.7)
Reclassifications to net income or to the related non financial assets or liabilities	(1.1)	(4.5)	(10.2)	(4.7)
Income taxes	1.6	(0.2)	3.5	3.1
	$(4.5)	$1.4	$(9.2)	$(10.3)
Defined benefit plan actuarial losses
Defined benefit plan actuarial losses	$(10.1)	$(22.6)	$(30.8)	$(64.9)
Income taxes	2.8	5.7	8.3	17.4
	$(7.3)	$(16.9)	$(22.5)	$(47.5)
Other comprehensive loss	$(6.4)	$(17.8)	$(29.2)	$(47.4)
Total comprehensive income	$40.0	$35.9	$113.2	$134.6
Attributable to:
Equity holders of the Company	$37.4	$35.4	$110.1	$132.8
Non-controlling interests	2.6	0.5	3.1	1.8
	$40.0	$35.9	$113.2	$134.6

Consolidated Statement of Changes in Equity
	Attributable to equity holders of the Company
(Unaudited) Year ended March 31, 2013	Common shares		Accumulated other				Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of year	258,266,295	$454.5	$19.2	$(9.8)	$558.0	$1,021.9	$20.3	$1,042.2
Net income	-	-	-	-	139.4	139.4	3.0	142.4
Other comprehensive income (loss):
Foreign currency translation	-	-	-	2.4	-	2.4	0.1	2.5
Net changes in cash flow hedges	-	-	-	(9.2)	-	(9.2)	-	(9.2)
Defined benefit plan actuarial losses	-	-	-	-	(22.5)	(22.5)	-	(22.5)
Total comprehensive income	-	$-	$-	$(6.8)	$116.9	$110.1	$3.1	$113.2
Stock options exercised	482,250	3.9	-	-	-	3.9	-	3.9
Optional cash purchase	1,683	-	-	-	-	-	-	-
Stock dividends	1,228,831	12.1	-	-	(12.1)	-	-	-
Transfer upon exercise of stock options	-	1.2	(1.2)	-	-	-	-	-
Share-based payments	-	-	3.9	-	-	3.9	-	3.9
Additions to non-controlling interests	-	-	-	-	-	-	8.4	8.4
Dividends	-	-	-	-	(37.1)	(37.1)	-	(37.1)
Balances, end of year	259,979,059	$471.7	$21.9	$(16.6)	$625.7	$1,102.7	$31.8	$1,134.5

	Attributable to equity holders of the Company
(Unaudited) Year ended March 31, 2012	Common shares		Accumulated other				Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of year	256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income	-	-	-	-	180.3	180.3	1.7	182.0
Other comprehensive income (loss):
Foreign currency translation	-	-	-	10.3	-	10.3	0.1	10.4
Net changes in cash flow hedges	-	-	-	(10.3)	-	(10.3)	-	(10.3)
Defined benefit plan actuarial losses	-	-	-	-	(47.5)	(47.5)	-	(47.5)
Total comprehensive income	-	$-	$-	$-	$132.8	$132.8	$1.8	$134.6
Stock options exercised	538,600	4.4	-	-	-	4.4	-	4.4
Optional cash purchase	898	-	-	-	-	-	-	-
Stock dividends	762,041	7.8	-	-	(7.8)	-	-	-
Transfer upon exercise of stock options	-	1.6	(1.6)	-	-	-	-	-
Share-based payments	-	-	3.7	-	-	3.7	-	3.7
Dividends	-	-	-	-	(33.4)	(33.4)	-	(33.4)
Balances, end of year	258,266,295	$454.5	$19.2	$(9.8)	$558.0	$1,021.9	$20.3	$1,042.2
The total retained earnings and accumulated other comprehensive loss for the year ended March 31, 2013 was $609.1 million (2012 – $548.2 million).

Consolidated Statement of Cash Flows

(Unaudited) Years ended March 31
(amounts in millions of Canadian dollars)	2013	2012
Operating activities
Net income	$142.4	$182.0
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment	107.6	92.3
Amortization of intangible and other assets	49.7	33.5
Financing cost amortization	1.8	1.6
Deferred income taxes	28.1	36.4
Investment tax credits	(22.6)	(14.5)
Share-based compensation	(4.2)	4.7
Defined benefit pension plans	(9.3)	(13.1)
Amortization of other non-current liabilities	(15.6)	(12.0)
Other	(12.1)	(5.3)
Changes in non-cash working capital	(61.7)	(71.7)
Net cash provided by operating activities	$204.1	$233.9
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(285.3)	$(126.0)
Joint ventures, net of cash and cash equivalents acquired	(0.7)	(27.6)
Capital expenditures for property, plant and equipment	(155.8)	(165.7)
Proceeds from disposal of property, plant and equipment	8.9	34.4
Capitalized development costs	(49.6)	(42.8)
Enterprise resource planning (ERP) and other software	(19.4)	(17.3)
Other	(3.0)	5.0
Net cash used in investing activities	$(504.9)	$(340.0)
Financing activities
Net borrowing under revolving unsecured credit facilities	$54.0	$14.2
Net effect of current financial assets program	(37.1)	4.9
Proceeds from long-term debt, net of transaction costs	740.4	195.0
Repayment of long-term debt	(380.2)	(36.1)
Repayment of finance lease	(36.3)	(32.8)
Dividends paid	(37.1)	(33.4)
Common stock issuance	3.9	4.4
Other	(0.9)	(0.7)
Net cash provided by financing activities	$306.7	$115.5
Effect of foreign exchange rate changes on cash
and cash equivalents	$-	$1.5
Net increase in cash and cash equivalents	$5.9	$10.9
Cash and cash equivalents, beginning of year	287.3	276.4
Cash and cash equivalents, end of year	$293.2	$287.3
Supplemental information:
Dividends received	$2.4	$4.7
Interest paid	53.6	49.4
Interest received	5.0	4.7
Income taxes paid	26.5	26.9